Ex-99.77E: Legal Proceedings

In 2007, the Equity Index Portfolio was a shareholder of the Tribune Company (“Tribune”). In December of 2007, as a part of a leveraged buy-out transaction (the “LBO”), Tribune was converted from a public company to a privately-held company. On December 8, 2008, Tribune filed for bankruptcy in the U.S. Bankruptcy Court for the District of Delaware.

On December 7, 2010, Northern Institutional Funds was named as a defendant and a putative member of the proposed defendant class of shareholders named in an adversary proceeding brought by The Official Committee of Unsecured Creditors of Tribune Company (the “Committee”) in the U.S. Bankruptcy Court for the District of Delaware, in connection with Tribune Company’s Chapter 11 bankruptcy proceeding (In re Tribune Company). On June 2, 2011, a second suit was initiated by certain creditors of Tribune and named Northern Institutional Funds as a defendant in the Delaware Superior Court with respect to claims related to the Tribune LBO (Niese et al. v. A.G. Edwards, Inc. et al.), which was subsequently removed to federal court in the United States District Court, District of Delaware. The indenture trustees, on behalf of certain noteholders of Tribune, filed a third suit and named Northern Institutional Funds as a defendant on June 2, 2011 in the U.S. District Court for the Northern District of Illinois (Deutsche Bank Trust Co. et al. v. Ohlson Enterprises et al.).

Each of the above proceedings to which Northern Institutional Funds is a party attempts to “clawback” the proceeds paid out in connection with the LBO. The putative defendant class is comprised of beneficial owners of shares of Tribune Company who received proceeds of the LBO. Each of the above proceedings has now been consolidated into a Multi-District Litigation (“MDL”) proceeding, pending in the Southern District of New York. Except for certain administrative and organizational matters, the cases have generally been stayed pursuant to orders of the Court. On September 7, 2012, the Court in the MDL proceeding entered an order modifying the stay and establishing a schedule and process with respect to certain of the proceedings.

The value of the proceeds received by the Equity Index Portfolio in the LBO was approximately $371,000. The Portfolio cannot predict the outcome of these proceedings. The complaints allege no misconduct by the Portfolio or any member of the putative defendant class, and the Portfolio intends to vigorously defend any lawsuit. The Portfolio is currently assessing the cases, but the value of the proceeds is not considered to be material to the Equity Index Portfolio’s net asset value.